February 25, 2020

Kristian Talvitie
Chief Financial Officer
PTC Inc.
121 Seaport Boulevard
Boston, MA 02210

       Re: PTC Inc.
           Form 10-K for Fiscal Year Ended September 30, 2019
           Filed November 18, 2019
           Form 10-Q for Fiscal Quarter Ended December 28, 2019
           Filed January 27, 2020
           File No. 000-18059

Dear Mr. Talvitie:

      We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended December 28, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 34

1. We note your Adjusted Free Cash Flow measure excludes charges that required cash settlement. Such charges cannot be excluded from non-GAAP liquidity measures per
      Item 10(e)(1)(ii)(A) of Regulation S-K. Please remove this measure or explain how it complies.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Kristian Talvitie
PTC Inc.
February 25, 2020
Page 2



       You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Melissa Kindelan,
Senior Staff Accountant, at (202) 551-3564 if you have any questions.



FirstName LastNameKristian Talvitie                     Sincerely,
Comapany NamePTC Inc.
                                                        Division of Corporation
Finance
February 25, 2020 Page 2                                Office of Technology
FirstName LastName